Exhibit 99.1

PONY AI Inc. and Tencent Cloud Announce Strategic Partnership to Advance Autonomous Driving Technology and Robotaxi Commercial Deployment

SHANGHAI, China, April 25, 2025 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, announced a strategic partnership with Tencent Cloud and Smart Industries Group ("CSIG", or the "Tencent Cloud"), the cloud business of Tencent Holding Limited (HKEX: 00700, “Tencent”), a world-leading Internet and technology company in China, to jointly advance autonomous driving technology and accelerate the commercialization of Robotaxi services. This partnership will amplify Pony.ai's cutting-edge autonomous driving technology by leveraging Tencent's ecosystem — including Weixin, Tencent Maps and its robust cloud computing, big data and AI infrastructure. It marks a significant step forward for Pony.ai’s ongoing journey toward large-scale commercialization.

By integrating Pony.ai’s Robotaxi services into Tencent’s Weixin “Mobility Services” platform and its digital mapping tool, Tencent Maps, this partnership will expand user reach — delivering Pony.ai's safe, efficient, and intelligence transportation solutions to a broader user base. This collaboration will also drive innovation in operational models, product features and in-car infotainment systems to elevate user experience in the Robotaxi sector.

In addition, Pony.ai will leverage Tencent’s core competencies across cloud computing, big data, virtual simulation, and AI to further empower the performance of its proprietary PonyWorld virtual model, enabling it to effectively “coach” the model to better handle real-world challenges. The collaboration will focus on co-developing a high-performance testing and simulation platform that supports the entire lifecycle of autonomous vehicle development — from large-scale model training to real-world deployment. This creates a solid foundation to allow Pony.ai's autonomous vehicle practice within enhanced virtual environments, thereby improving its adaptability and decision-making precision for extreme scenarios.

Dr. James Peng, Co-founder and Chief Executive Officer of Pony.ai, "We are excited to collaborate with Tencent Cloud, a trusted technology partner that shares our vision of bringing safe and intelligent mobility solutions to everyone. Tencent’s robust digital ecosystem will enable us to unlock new innovation opportunities and bring Robotaxi services even closer to users. This partnership sets a new milestone, accelerating the path to commercial Robotaxi deployment through user base expansion and platform cooperation while shaping the future of the industry."

Mr. Xiangping Zhong, Vice President of Tencent Group, added, “Pony.ai stands out as a clear leader in autonomous driving industry, setting benchmarks for technological innovation. We are thrilled to embark on this strategic partnership to support the next phase of Robotaxi development, with Tencent’s strengths in cloud computing, mapping, and smart cabin ecosystems. This collaboration goes beyond mere technical integration, it marks the beginning of a long-term co-innovation journey for our users.”

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: http://ir.pony.ai.

About Tencent Cloud

Tencent Cloud, one of the world’s leading cloud companies, is committed to creating innovative solutions to resolve real-world issues and enabling digital transformation for smart industries. Through our extensive global infrastructure, Tencent Cloud provides businesses across the globe with stable and secure industry-leading cloud products and services, leveraging technological advancements such as cloud computing, Big Data analytics, AI, IoT, and network security. It is our constant mission to meet the needs of industries across the board, including the fields of gaming, media and entertainment, finance, healthcare, property, retail, travel, and transportation.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Media Relations

Email: media@pony.ai

Christensen Advisory

Email: pony@christensencomms.com